UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of March 2007

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

Lisbon, March 27th 2007

INVESTOR RELATIONS DEPARTMENT Miguel Viana, Head of IR Elisabete Ferreira Ricardo Farinha Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt Website: www.edp.pt

ACQUISITION OF HORIZON WIND ENERGY BY EDP

Today, EDP – Energias de Portugal, S.A. (“EDP”) signed an agreement to acquire 100% of the share capital of Horizon Wind Energy LLC (“Horizon”), a leading developer, owner and operator of wind power generation in the United States, from The Goldman Sachs Group, Inc.

The transaction values the equity of Horizon at USD 2,150 million. Horizon’s net financial debt as of December 31, 2006 was USD 180 million. The total cash consideration to be paid at the closing of the transaction will be adjusted for capital expenditures, which are currently estimated to amount to an additional USD 600 million.

The acquisition will be funded by debt raised at EDP and proceeds from a tax equity partner, which are both fully underwritten.

The transaction is subject to customary closing conditions, including certain federal and state regulatory approvals and clearance. The transaction is targeted to close by the end of the 2nd quarter 2007.

The acquisition of Horizon is a natural fit with EDP’s strategy, as it:

(i)     Accelerates the implementation of the strategic guidelines defined in the 2007-2010 plan;

(ii)    Enhances EDP’s global leadership in renewable generation;

(iii)  Provides entry into the high growth US market with a leading position; and

(iv)   Diversifies EDP’s income sources, reducing portfolio risk.

EDP – Energias de Portugal, S.A.  Listed Company  Head Office: Praça Marquês de Pombal,12  1250-162 Lisboa   Portugal

Share Capital  € 656 537 715  Registered with the Commercial Registry Office of Lisbon under no. 500697256  Company Tax Number 500697256

The combined entity resulting from the acquisition will be a leading global renewables player, with over 3,800 gross megawatts (“MW”) of wind power generation in operation by the end of 2007.

Since it was founded in 1999, Horizon has been one of the most successful wind developers in the United States, largely because of its highly experienced team and a strong reputation for working closely with landowners, communities and customers.

The company currently owns 559 gross MW of operating wind projects and has 997 MW of projects under construction, for expected operational capacity by the end of 2007 of 1,556 gross MW (1,324 net MW). Horizon also has a strong pipeline of projects in several stages of development in 15 different states across the country, with combined aggregate generating potential of over 9,000 MW.

The assets of Horizon represent a high quality portfolio, namely through a presence in highly liquid and diversified energy markets, a strong footprint in the main Renewable Portfolio Standards (“RPS”) states, and high wind resource sites (the average load factor for the projects in operation and under construction is 37.5%). The portfolio has been carefully reviewed by highly experienced external consultants, such as Garrad Hassan for wind and engineering, AMEC for environmental and ICF International for energy outlook.

Citigroup acted as financial adviser to EDP and Skadden, Arps, Slate, Meagher & Flom LLP, Chadbourne and Parke LLP and Morais Leitão, Galvão Teles, Soares da Silva & Associados acted as legal advisers to EDP on this transaction.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 2, 2007

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer